Mail Stop 3561
                                                            June 29, 2018

Via E-mail
Brian Markison
Chief Executive Officer
Osmotica Pharmaceuticals plc
400 Crossing Boulevard
Bridgewater, NJ 08807

       Re:     Osmotica Pharmaceuticals plc
               Amendment No. 1 to
               Draft Registration Statement on Form S-1
               Submitted June 20, 2018
               CIK No. 0001739426

Dear Mr. Markison:

       We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
June 5, 2018 letter.

Capitalization, page 70

1. We note your revised disclosures do not appear to fully address the issue noted in
       Comment 5. For example, although you allude to the issuance of ordinary shares described under "The Reorganization," your disclosure does not provide further details on share amounts. Upon finalization of reorganization and offering transactions, please confirm that you will include detailed disclosures regarding the adjustments made in arriving at the pro forma and pro forma as adjusted amounts
 Brian Markison
Osmotica Pharmaceuticals plc
June 29, 2018
Page 2

       You may contact Raj Rajan at (202) 551-3388 or Craig Arakawa at (202) 551-3650 if
you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or David Link at (202) 551-3356 with any other questions.


                                                          Sincerely,

                                                          /s/ David Link for

                                                          John Reynolds
                                                          Assistant Director
                                                          Office of Beverages,
Apparel,
                                                          and Mining

cc:    Craig E. Marcus, Esq.
       Ropes & Gray LLP